

PARKNAV

2021 Report

Dear investors,

Dear investors, we appreciate all the support you have shown us so far in our road to growth and successful impact in our world. This past year was a very good growth year for Parknav. We upgraded our marketing, invested in product, and started transitioning to fully SaaS (Software as a Service) sales and delivery and success organizations. We onboarded two very important new team members in sales and product, and organized the team and prepared the company for growth. This includes improving and streamlining our financials and control, putting more processes and quality control, and invested in the abilities and capabilities of our staff. Looking forward to a continued exponential growth in the year 2022.

We need your help!

1. Help us spread the word for our current fundraise! https://wefunder.com/parknav 2. Help connecting us to customers and advisors and future employees. 3. Join our Parknav Community on https://parknav.com/community . 4. Share with us product and improvement ideas at corporate@parknav.com!

Sincerely,

Eyal Amir

CEO

Our Mission

Predicting real-time available on-street parking with our patented AI technology is just the very beginning... Within the next 5 years, we will build on this technology to predict multiple other events that are occurring on the street (in what we call the "LIVE STREET"). This will include events such as pedestrian traffic, road conditions, crime, etc. Soon after, we will expand our technology to go beyond the street (ex. in stores) and eventually create predictions for your everyday life.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Raised over $1MM
- 200% increase in logos of customers
- product-market-fit progress

The Bad

- Raised less than $5MM
- Revenue went down
- Gross burn rate went up

2021 At a Glance

January 1 to December 31



$$$$

$172,356 [67%]
Revenue



-$277,459
Net Loss



IOU!

$326,269 +142%
Short Term Debt



$1,780,291
Raised in 2021



$70,000
Cash on Hand
As of 04/18/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$521,796
$-52,981
$172,356
$-277,459
2020
2021

Net Margin: -161% **Gross Margin: 100%** **Return on Assets: -13%** **Earnings per Share: -$2,593.07**

Revenue per Employee: $14,363 **Cash to Assets: 1%** **Revenue to Receivables: ~** **Debt Ratio: 136%**

2021-2020_AI_Incube__Inc._Audit__final_.pdf

We ❤ Our 697 Investors

Thank You For Believing In Us

Stephen Roulac
Zig Zag GmbH
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Yousuf Mansoor
Larry Berman
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Christoph Schiller
Lionel Brown
Ware Marcco
Orit Adiri-Niemogha
Rahul Patel
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Ajay C
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Tareq Saghir
Naqib Khan
Rethish Sasidharan
Prem Sangraula
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Mac Arthur Lymon
Babajide Patrick Oyewusi
May Lapsker
Gerhard Dicenta
Eric Twitty
Garland L. Holt

Thank You!

From the Parknav Team



Eyal Amir
CEO



Michael Kerkhof



Igal Elon Chemerinski
CRO
Techstars alum, head of sales and marketing for a number of successful startups SaaS from seed to exit. SaaS, Fintech, Smartcity, Mobility



Simon Arazi
VP of Product
20+ years startup Outbound Product Management, took ClickSoftware from seed to SerD ($1.5B exit), Sirenum from seed to exit (2021 exit)



John Alan Leney
SVP Business Development
Head of sales and marketing for a number of successful companies selling to automotive, including experiences in Deloitte, Dassault, GM



Juan Mancilla
CTO
Ph.D. in Computer Science from UIUC, former Applied Researcher at Microsoft, Fulbright Scholar



Hugo Van Der Linde
SVP Corporate Development
Co-founded and MP-ed RMG (sold stakes of its ventures up to 8-digit), MD-ed Travel-Net (sold to TUI), CEO-ed publicly traded company (awarded best performer at the Euronext stock exchange)



Marisa Schneider
Sr. Manager Administration
5-language speaker, Psychology and Legal professional with multi-year experience in startup administration



Rutuja Gole
Marketing Intern



Stevan Jovanovic

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eyal Amir	CEO @ AI Incube, Inc	2009

Officers

OFFICER	TITLE	JOINED
Eyal Amir	President CEO	2009

Voting Power

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Eyal Amir	7,500,000 Common Shares	50.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2014	$70,000		
12/2014	$500,000	Common Stock	Section 4(a)(2)
03/2015	$25,000		
08/2015	$50,000		Section 4(a)(2)
01/2016	$25,000		Section 4(a)(2)
03/2016	$197,200		506(b)
12/2016	$30,000		Section 4(a)(2)
12/2016	$53,549	Common Stock	Section 4(a)(2)
06/2017	$20,000	Common Stock	Section 4(a)(2)
07/2017	$18,000	Common Stock	Section 4(a)(2)
09/2017	$30,000		Section 4(a)(2)
06/2018	$16,000		Section 4(a)(2)
08/2018	$50,000		Section 4(a)(2)
08/2018	$20,000		Section 4(a)(2)
09/2018	$28,400		Section 4(a)(2)
10/2018	$800,000		Section 4(a)(2)
10/2019	$17,600		Section 4(a)(2)
11/2019	$125,000		Section 4(a)(2)
12/2019	$37,918		Section 4(a)(2)
04/2020	$68,300		Other
04/2020	$450,000		Section 4(a)(2)
10/2020	$100,000		Section 4(a)(2)
12/2020	$23,835		Section 4(a)(2)
01/2021	$50,000		Section 4(a)(2)
01/2021	$66,375		Other
02/2021	$50,000		Section 4(a)(2)
04/2021	$125,000		Section 4(a)(2)
05/2021	$799,874		4(a)(6)
07/2021	$10,000		Section 4(a)(2)
07/2021	$10,000		Section 4(a)(2)
08/2021	$100,000		Section 4(a)(2)
09/2021	$26,715		Section 4(a)(2)
09/2021	$75,000		Section 4(a)(2)
09/2021	$164,997	Preferred Stock	Regulation D, Rule 506(c)
11/2021	$241,495	Preferred Stock	Regulation Crowdfunding
12/2021	$25,000		Other
12/2021	$12,000		Other
01/2022	$15,000		Other
02/2022	$9,000		Other
03/2022	$50,000		Other
	$316,004		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/05/2015	$50,000	5.0%	20.0%	$15,000,000	12/31/2016
01/25/2016	$25,000	5.0%	20.0%	$15,000,000	12/31/2023
09/15/2017	$30,000	5.0%	0.0%	$16,000,000	12/31/2021
08/30/2018	$20,000	10.0%	20.0%	$15,000,000	12/31/2023
10/15/2018	$800,000	5.0%	20.0%	$15,000,000	12/31/2023
07/06/2021	$10,000	5.0%	20.0%	$50,000	02/23/2024
07/14/2021	$10,000	5.0%	20.0%	$50,000	02/23/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Bluevine Capital	12/15/2016	$30,000	$0	36.0%	01/01/2019	
Kabbage	06/19/2018	$16,000	$0	19.5%	07/08/2019	
WebBank	08/08/2018	$50,000	$0	24.91%	06/21/2019	
Forward Financing LLC	09/21/2018	$28,400	$0	0.0%	02/20/2019	
Kabbage	10/27/2019	$17,600	$0	19.5%	10/11/2020	
WebBank	11/01/2019	$125,000	$39,939	9.0%	04/01/2024	Yes
Eyal Amir	12/09/2019	$37,918	$0	5.0%	05/26/2020	
SBA	04/17/2020	$68,300	$68,300	1.0%	04/17/2022	Yes
SBA	04/27/2020	$450,000	$450,000	1.0%	04/14/2030	Yes
Stephen Roulac	10/23/2020	$100,000	$0	5.0%	10/26/2021	Yes
Eyal Amir	12/31/2020	$23,835	$0	5.0%	12/31/2021	

[illegible]	[illegible]	[illegible]	$0	[illegible]	[illegible]	
Stephen Roulac	01/11/2021	$50,000	$0	5.0%	01/11/2022	Yes
SBA	01/27/2021	$66,375	$66,375	1.0%		Yes
Stephen Roulac	02/28/2021	$50,000	$0	5.0%	02/28/2022	
Stephen Roulac	04/27/2021	$125,000	$100,000	5.0%	04/27/2022	Yes
Stephen Roulac	08/05/2021	$100,000	$100,000	5.0%	08/05/2022	Yes
Expansion Capital Group	09/08/2021	$26,715	$20,010	42.0%	03/07/2022	Yes
Headway Capital	09/08/2021	$75,000	$69,182	42.86%	09/08/2022	Yes
Stephen Roulac	12/15/2021	$25,000	$25,438	5.0%	12/14/2022	Yes
Stephen Roulac	12/31/2021	$12,000	$12,184	5.0%	12/30/2022	Yes
Stephen Roulac	01/07/2022	$15,000	$15,216	5.0%	01/06/2023	Yes
Stephen Roulac	02/02/2022	$9,000	$9,097	5.0%	02/01/2023	Yes
Stephen Roulac	03/30/2022	$50,000	$50,157	5.0%	03/29/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	25,000,000	95,421	No
Common	75,000,000	12,950,497	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	1,269,349
Options:	2,000,000

Risks

Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

Investors are granting a proxy to XX Team and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

The Convertible Notes that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. In addition, there are other material restrictions on transfer of the Convertible Notes under the Company's organizational documents.

There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

Some of the company officers are working part time, meaning that work happens more slowly than it potentially could. There is a risk that such slower work would affect the company adversely.

We may not implement the proper sales strategy and/or sales channels to capitalize on potential sales.

We could experience unforeseen staffing issues due to coronavirus and/or other expansion related issues.

Customers may delay their payments for our services resulting in operational delays due to cashflow.

Unforeseen and/or frivolous litigation may occur by competitors looking to disrupt our progress.

Employment and/or contractor turnover within the company may potentially impact our internal operations.

The laws of a country may potentially delay and/or prevent us from being able to enter that market.

Larger enterprise customers have longer sales cycles which impacts our overall revenue growth.

Some of our sales would rely on the ability of our channel partners to execute and deliver sales.

We have identified target markets, but we need to ensure these target markets were selected correctly (e.g. targeted geographies, targeted industries, etc.).

We need to ensure there is a product market fit within our targeted markets (e.g. do we have the right products for our selected markets).

There is always a threat from large, established technology players entering our market (e.g. google, apple, etc.).

There is time that is required to educate the market which impacts company sales and revenues.

We have a heavy dependency on handful of people for thought leadership should anything happen to them.

Trade relationships between countries may change causing our ability to continue operating in a country to be delayed and/or terminated.

The legalities of data and use of data in a country may change. If that occurs, we would need to determine if we can continue to legally operate in that country.

There is a potential for a security data breach, or other type of breach, due to a cyber attack.

We may not raise sufficient funding for the rapid pursuit of market expansion, therefore limiting our market capture and opening space for further competition.

Government regulations (such as data privacy, data transfer, etc.) in different countries may change.

Other competitors may infringe on our patents requiring us to decide whether to litigate the infringement, or adding costs and risks due to the pursuit of such protections.

The creators of raw location-based data may reduce and/or eliminate the availability of their raw data, or the costs associated with such may rise, increasing the costs of our end products or (in combination with other risks) making the business model not tenable.

Our sales team may not be strong or large enough to capture enough of the opportunities in a timely manner.

Competitors may find better and/or new technologies affecting our competitive landscape in the market.

Prices of other related technologies may decrease affecting our competitive landscape in the market.

Mobility, Smart City, and/or other targeted markets may not expand with enough potential opportunities fast enough.

There could be difficulties that occur impacting our ability to raise capital during the next Round of funding.

Due to the size of a startup, there are a limited number of staffing replacements available should resources need to shift.

The movement of people and other relevant commodities may be restricted due to foreseen or unforeseen circumstances.

Coronavirus, or other possible external forces, may impact our ability to access credit

moving forward.

Coronavirus, or other external forces, may impact the availability of appropriate staffing, which may pose a risk.

There is a potential for increased volatility between currency exchange rates. We often need to exchange currencies due to our globally distributed customers.

There is always a possibility for illegal activities by employees, contractors or other participants in the development or delivery of content.

Our team is globally distributed. While this can be beneficial, especially in a time like the coronavirus, this can also create some potential barriers.

Smart city, mobility and/or other targeted markets may change in such a way that parking is not needed as much.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The effects of coronavirus may continue for a prolonged period of time contracting the smart city, mobility and/or other targeted markets.

We may not grow fast enough allowing other competitors to expand within the various relevant markets.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company. In addition, the company may issue securities in the future that are senior to the convertible notes being acquired by investors in this offering.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse

to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, issue other securities that are senior to the Convertible Notes being acquired by the investors in this offering, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, investors could lose all or part of their investment in the securities in this offering and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $50,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ai Incube, Inc.

- Delaware Corporation
- Organized July 2009
- 12 employees

315 Montgomery st, 10th fl.
San Francisco CA 94104

http://parknav.com/

Business Description

Refer to the Parknav profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Parknav is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.